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Exhibit 4.4

19 July 2007	Strictly Confidential

Dr F B Humer
Chairman & Chief Executive
F. Hoffmann-La Roche AG
Grenzacherstrasse 124
Postfach CH-4070
Basel
Switzerland

This letter confirms our various conversations and our current intentions in respect of you taking on the Chairmanship of Diageo following my retirement at the end of June 2008.

1.     Scope of role

  Your role as Chairman will be 'non-executive' and it is expected that it will require two days per week, on average, of your time. We have agreed a description of the scope of your role as Chairman. You have indicated that, although you will continue to have a role at Roche and Allianz, your Diageo role will take priority if there are scheduling conflicts (except for scheduled Roche or Allianz meetings) and that, in the event of an extended period of time being required on Diageo business for a specific matter, you will commit to such time. We would expect you would consult with the Board before taking on additional appointments.

2.     Remuneration

  Your annual fee will be set initially at the rate of £400,000 per annum, payable monthly in arrears. This will cover all the services you provide as Chairman of Diageo and as chairman or a member of Board Committees.

  Your annual fee will be reviewed biennially in the light of rates being paid at the time to 'non-executive' chairmen of major FTSE companies and in the light of the on-going time requirements for the role, as determined by the Nomination Committee. The first review will be on 1 January 2010.

3.     Period of Appointment

  It is intended that your appointment will be for a period of five years, starting on 1 July 2008. The initial term will be for a period of two years; thereafter terminable by either side giving six months notice in writing at any time or, if the Board wishes to terminate the arrangement, by payment of six months' fee in lieu of notice.

4.     Services, etc. to be provided by Diageo

  a)
  Office:    We will provide you with an office at our headquarters, 8 Henrietta Place, together with the use of a secretary.

  b)
  Car:    To assist you in the performance of your duties we will provide you with the use of a chauffeur and car, as allocated from time to time, from Diageo's car pool.

  c)
  Medical:    We will pay, in respect of you, your spouse and dependant children, premiums to a private medical insurance scheme with the same level of benefits that Diageo provides to executive directors.

  d)
  Insurance:    We will provide cover under a personal accident insurance scheme at the same level as is provided to executive directors.

5.     Reimbursement of expenses

  a)
  We will reimburse you with all reasonable out of pocket expenses incurred in the performance of your duties on behalf of Diageo, subject to the production of such receipts or other evidence as may reasonably be required.

  b)
  We will pay for your business travel expenses in accordance with Diageo's policy then in force for non-executive directors. In respect of air travel, when you use the Roche private aeroplane on Diageo business, we will reimburse you the equivalent 1st class air fare.

  c)
  Your expenses will be approved by the senior non-executive director.

6.     Legal Protection

  a)
  Directors' and Officers' insurance cover and directors' indemnity:    You have previously received details of these—if you want more information please contact Susanne Bunn.

  b)
  Professional advice:    We confirm that Diageo will meet or reimburse the cost of professional advice for you personally as reasonably required in relation to the affairs of Diageo plc or to your responsibilities as Chairman or as a director, subject normally to your first obtaining the agreement of the senior non-executive director.

For the record, I would be grateful to receive your confirmation that the above terms are acceptable to you by your returning to me a signed copy of this letter.

With best wishes,
Yours sincerely,
James Blyth Chairman
Understood and Agreed
Signed	Date

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  Exhibit 4.4